

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 21, 2015

<u>Via E-mail</u>
Mr. Jerry Fowden
Chief Executive Officer
Cott Corporation
6525 Viscount Road
Mississauga, Ontario, Canada L4V 1H6

> **Re:** **Cott Corporation**
> **Form 10-K for the Fiscal Year Ended January 3, 2015**
> **Filed March 4, 2015**
> **Form 10-Q for the Fiscal Quarter ended October 3, 2015**
> **Filed November 12, 2015**
> **Form 8-K Filed October 28, 2015**
> **File No. 001-31410**

Dear Mr. Fowden:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 3, 2015</u>

<u>General</u>

1. You stated in your letter to us dated July 6, 2012 that you sold, and expected to continue to sell, beverage concentrate in Sudan and Syria, which are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your 10-K does not include disclosure about contacts with those countries. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. You should describe any products, technology or services you have provided into Sudan and Syria, directly or indirectly, and any

agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria since the period covered by the referenced letter. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Item 8. Financial Statements and Supplementary Data, page 62
Note 7 – Income Tax (Benefit) Expense, page F-29

3. We note that you recorded a significant decrease in your deferred tax valuation allowance resulting in a $23.2 million decrease in the provision for income taxes for the year ended January 3, 2015. Your disclosures indicate that you attributed the release of the valuation allowance to the anticipated timing of deferred tax asset and liability reversal in future periods as well as projections of future taxable income in the U.S. associated with the acquisition of DSS. Please provide an analysis of the material positive and negative factors that you considered when arriving at your conclusion about the realizability of your deferred tax assets. Specifically, please also address your consideration and weighting that you placed on the historical results of DSS in arriving at your conclusions. In this regard, we note that the financial statement of DSS Group, Inc. included in your Form 8-K filed on February 24, 2015 indicate that DSS has generated consecutive years of net losses prior to its acquisition. Refer to ASC 740-10-30-16 through 25 and ASC 805-740-30-3.

Form 10-Q for the Fiscal Quarter ended October 3, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57
Revenues, page 70

4. We note you attribute the decline in revenues generated by your U.K. operations to "poor weather, a general market decline and the competitive environment." Based on statements made by your CEO in your third quarter 2015 earnings call, we understand that you have identified multiple factors that have and are expected to have unfavorable impacts on your U.K. operations. To assist investors in better understanding these known

material trends and uncertainties, please expand your disclosure in future filings to further describe the causative factors and trends in the current economic environment of your U.K. operations and the reasonably likely effects of these trends on your liquidity, capital resources and results of operations in future periods. Refer to Item 303(a) of Regulation S-K. Please also provide your proposed draft disclosure in your response.

Form 8-K filed October 28, 2015

Reconciliation of Non-GAAP to GAAP Results

5.   We note that you present full GAAP to Non-GAAP Adjusted Statements of Earnings for the three and nine months ended October 3, 2015 and September 27, 2014. We believe that the presentation of a full non-GAAP income statement attaches undue prominence to the non-GAAP information results in the creation of many additional non-GAAP measures (e.g. non-GAAP cost of goods sold, interest income and selling, general and administrative expense, etc.) and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will not present non-GAAP consolidated income statements in future filings. Refer to Question 102.10 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation that is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm   As an alternative, you may present a non-GAAP performance measure reconciled to the most comparable measure calculated in accordance with GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining